Exhibit 12

First Midwest Bancorp, Inc.
Ratio of Earnings to Fixed Charges (1)
(Dollar Amounts in Thousands)

	Years ended December 31,

	2007		2006		2005		2004		2003

Ratio 1 - Including Interest on Deposits
Earnings available for fixed charges:
Income from continuing operations	$80,159		$117,246		$101,377		$99,136		$92,778
Add:
Income tax provision	13,853		35,052		34,452		32,848		30,889
Fixed charges	237,930		225,585		131,690		87,185		81,964

Total earnings available for fixed charges	$331,942		$377,883		$267,519		$219,169		$205,631

Fixed charges (2)
Interest on deposits	$166,267		$148,118		$86,675		$57,432		$56,272
Interest on borrowed funds	55,540		62,974		35,834		20,980		23,962
Interest on subordinated debt	15,025		13,458		8,341		8,066		1,079
Portion of rental expense representative
of interest factor	1,098		1,035		840		707		651

Total fixed charges	$237,930		$225,585		$131,690		$87,185		$81,964

Ratio of earnings to fixed charges	1.40	x	1.68	x	2.03	x	2.51	x	2.51	x

Ratio 2 - Excluding Interest on Deposits
Earnings available for fixed charges:
Income from continuing operations	$80,159		$117,246		$101,377		$99,136		$92,778
Add:
Income tax provision	13,853		35,052		34,452		32,848		30,889
Fixed charges	71,663		77,467		45,015		29,753		25,692

Total earnings available for fixed charges	$165,675		$229,765		$180,844		$161,737		$149,359

Fixed charges (2):
Interest on borrowed funds	$55,540		$62,974		$35,834		$20,980		$23,962
Interest on subordinated debt	15,025		13,458		8,341		8,066		1,079
Portion of rental expense representative
of interest factor	1,098		1,035		840		707		651

Total fixed charges	$71,663		$77,467		$45,015		$29,753		$25,692

Ratio of earnings to fixed charges	2.31	x	2.97	x	4.02	x	5.44	x	5.81	x

(1)	The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings."
(2)	"Fixed charges" consist of interest on outstanding debt plus one-third (the proportion deemed representative of the interest factor) of
	operating lease expense.